EXHIBIT 4(b)

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK
The Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) of SIGA Technologies, Inc. (the “Company”) authorizes 600,000,000 shares of common stock, par value $0.0001 per share (“common stock”), and 20,000,000 shares of preferred stock, par value $0.0001 per share (“preferred stock”).
The Company has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock. No preferred stock is outstanding.
Common Stock and Preferred Stock
Dividend Rights. The holders of the common stock and the preferred stock shall be entitled to dividends, when, as and if declared by the board of directors of the Company, payable at such time or times as the board of directors may determine.
Terms of conversion. Our common stock has no conversion rights. The board of directors shall have the authority to fix by resolution the voting powers (full, limited, multiple, fractional or none), designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of the preferred stock or any class or series thereof prior to or concurrently with the issuance of such shares.
Redemption and Sinking Fund Provisions. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.
Voting Rights. Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone.
At any meeting of stockholders, all matters other than the election of directors, except as otherwise provided by the Certificate of Incorporation, the by-laws or any applicable law, shall be decided by the affirmative vote of a majority in voting power of shares of stock present in person or represented by proxy and entitled to vote thereon.
Liquidation Rights. In the event of a liquidation, dissolution or winding up of the Company, holders of our common stock would be entitled to share ratably in all assets remaining after payment of liabilities and the satisfaction of any liquidation preference of any then outstanding series of preferred stock.
Preemption Rights. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities.
Our Certificate of Incorporation allows our board of directors to fix the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of the preferred stock without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and could be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with our future activities, could also have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change of control.